EXHIBIT 21.1

SUBSIDIARIES OF SOURCE INTERLINK COMPANIES, INC.

Company Name	Jurisdiction of Organization
Chas. Levy Circulating Co., LLC.	Delaware
Alliance Entertainment Corporation	Delaware
Source Home Entertainment, Inc.	Delaware
The Interlink Companies, Inc.	Delaware
Source-U.S. Marketing Services, Inc.	Delaware
Source-Chestnut Display Systems, Inc.	Delaware
Source-Yeager Industries, Inc.	Delaware
Source-Huck Store Fixtures Company	Delaware
Source-MYCO, Inc.	Delaware
Source Interlink International, Inc.	Delaware
Primary Source, Inc.	Delaware
T.C.E. Corporation	Delaware
Vail Companies, Inc.	Delaware
The Source-Canada Corp.	Ontario
International Periodical Distributors, Inc.	Nevada
David E. Young, Inc.	New York
Brand Manufacturing Corp.	New York
Source Interlink Canada, Inc.	British Columbia
Source-SCN Services, LLC.	Delaware
Source Mid-Atlantic News, LLC.	Delaware
AEC Direct, Inc.	Delaware
Directtou, Inc.	Delaware